JOYCE, THRASHER & KAISER
A LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW
FIVE CONCOURSE PARKWAY
SUITE 2350
ATLANTA, GA 30328-7109
MAIN 404-760-6000
FACSIMILE 404-760-0225
www.jtklaw.com

H. GRADY THRASHER, IV DIRECT DIAL: (404) 760-6002 E-MAIL: gthrasher@gjtlaw.com
May 14, 2008
Via EDGAR
Mr. Tom Kluck, Branch Chief
Ms. Angela McHale
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Comment Letter dated May 13, 2008 JPC Capital Partners, Inc. (the “JPCI”) Preliminary Information Statement on Schedule 14C 0-51898 — Filed on April 25, 2008
Dear Mr. Kluck and Ms. McHale:
     We have reviewed your comment letter date May 13, 2008 and propose the following changes to JPCI’s Preliminary Information Statement on Schedule 14C referenced above (the “Information Statement”):
A.	We will insert a new section at the beginning of the Information Statement titled “Summary Term Sheet” and provide the information required by Item 1001 of Regulation M-A.
B.	We will state the reasons for engaging in the exchange transaction with Componus as required by Section (a)(2)(iii) of Item 1004 of Regulation M-A.
C.	We will provide the information required in Item 17 of Form S-4 as required by Paragraph (c)(2) of the Instructions to Item 14 of Schedule 14A. We note for your consideration that Item 17 to Form S-4 requires that financial information be provided for the three years. Componus, Inc., the target company, was incorporated on December 20, 2005 in Nevada. Componus’s fiscal year end is December 31. Financial information is not available for the 12 day period in 2005, and we

JOYCE, THRASHER & KAISER
A LIMITED LIABILITY COMPANY
Mr. Tom Kluck
Ms. Angela McHale
May 14, 2008

respectfully request that we not be required to include such information in connection with the financial presentation required by Item 17.
     As discussed, we believe that the Information Statement contains all other information required by Item 14 of Schedule 14A. For your convenience, the location of such information is set forth below:
     Part b — Transaction Information:
1.	Summary Term Sheet — See above.
2.	Contact Information — Located in various places throughout the Information Statement.
3.	Business Conducted — Please see page 10, Componus Business and History.
4.	Terms of the Transaction — Please see undertaking B above; please also see pages 2, 4, 11 and 9.
5.	Regulatory Approvals — Please see page 11.
6.	Reports, Opinions, Appraisals — None applicable.
7.	Past Contacts, Transactions, or Negotiations — None applicable.
8.	Selected Financial Data — JPCI is a smaller reporting company as defined by Rule 229.10(f)(1), therefore these requirements are not applicable pursuant to part (c) to Item 301 of Regulation S-K.
9.	Pro Forma Selected Financial Data — JPCI is a smaller reporting company as defined by Rule 229.10(f)(1), therefore these requirements are not applicable pursuant to part (c) to Item 301 of Regulation S-K. Note, however, that much, if not all, of the requested information is set forth in the Pro-Forma Financial Information section of the Information Statement beginning after page 10.
10.	Pro Forma Information — Please see the Pro-Forma Financial Information section of the Information Statement beginning after page 10.
11.	Please see the Pro-Forma Financial Information section of the Information Statement beginning after page 10.
Part c — Information about the Parties:
1.	Acquiring Company — Not Applicable / Incorporated by Reference.
2.	Acquired Company — To be provided; please see undertaking C, above.

JOYCE, THRASHER & KAISER
A LIMITED LIABILITY COMPANY
Mr. Tom Kluck
Ms. Angela McHale
May 14, 2008

     Thank your for your prompt review. To confirm our conversation today, provided you agree with the changes set forth in this letter, and such changes are applied to the Information Statement, JPCI may immediately file its Definitive Information Statement on Schedule 14C without refilling a Preliminary Information Statement.

Sincerely, JOYCE, THRASHER & KAISER, LLC /s/ H. Grady Thrasher, IV, Esq.

HGT/ad
Cc: John Canouse